EXHIBIT 99.1

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in United States Dollars)

VOX ROYALTY CORP.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Expressed in United States Dollars)

INDEX

Unaudited Condensed Interim Consolidated Statements of Financial Position	1

Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	2

Unaudited Condensed Interim Consolidated Statements of Changes in Equity	3

Unaudited Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Unaudited Condensed Interim Consolidated Financial Statements	5 – 15

Vox Royalty Corp. Unaudited Condensed Interim Consolidated Statements of Financial Position (Expressed in United States Dollars)

		As at
	Note	June 30, 2025	December 31, 2024
		$	$
Assets
Current assets
Cash and cash equivalents		10,172,099	8,754,391
Accounts receivable	4	2,986,652	2,917,680
Prepaid expenses		459,616	456,943
Total current assets		13,618,367	12,129,014

Non-current assets
Royalty interests	5	47,893,583	37,984,188
Other assets	6	150,902	279,491
Intangible assets	7	896,861	988,631
Deferred royalty acquisitions	5	26,987	-

Total assets		62,586,700	51,381,324

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	1,221,203	1,390,507
Dividends payable	9	634,457	607,905
Income taxes payable		1,279,571	896,263
Total current liabilities		3,135,231	2,894,675

Non-current liabilities
Credit facility	6	11,700,000	-
Deferred tax liabilities		5,422,801	5,426,450

Total liabilities		20,258,032	8,321,125

Equity
Share capital	9	69,756,304	69,528,762
Equity reserves	10	5,779,683	4,722,776
Deficit		(33,207,319)	(31,191,339)

Total equity		42,328,668	43,060,199

Total liabilities and equity		62,586,700	51,381,324

Commitments and contingencies (Note 14)

Subsequent events (Note 19)

Approved by the Board of Directors on August 13, 2025

Signed                           “Kyle Floyd”                          , Director             Signed                       “Robert Sckalor”                                  , Director

See accompanying notes to the unaudited condensed interim consolidated financial statements.

1

Vox Royalty Corp. Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Expressed in United States Dollars)

	Note	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
		$	$	$	$
Revenue
Royalty revenue		2,765,145	2,839,117	5,445,339	5,721,629
Total revenue	16	2,765,145	2,839,117	5,445,339	5,721,629

Cost of sales
Depletion	5	(1,018,232)	(732,129)	(1,803,354)	(1,200,502)
Gross profit		1,746,913	2,106,988	3,641,985	4,521,127

Operating expenses
General and administration	11,13	(1,111,125)	(1,119,071)	(2,245,663)	(2,229,205)
Share-based compensation	10,13	(670,582)	(736,388)	(1,254,916)	(1,391,659)
Project evaluation expenses	5	(142,979)	(43,111)	(215,648)	(81,331)
Total operating expenses		(1,924,686)	(1,898,570)	(3,716,227)	(3,702,195)

Income (loss) from operations		(177,773)	208,418	(74,242)	818,932

Other income (expenses)
Interest and finance expenses	6	(182,564)	(80,207)	(267,952)	(153,912)
Other income	12	200,208	149,000	273,941	112,906
Income (loss) before income taxes		(160,129)	277,211	(68,253)	777,926

Income tax expense	17	(227,828)	(610,799)	(678,844)	(1,352,901)

Net loss and comprehensive loss		(387,957)	(333,588)	(747,097)	(574,975)

Weighted average number of shares outstanding
Basic		50,756,027	50,179,285	50,742,893	50,130,968
Diluted		50,756,027	50,179,285	50,742,893	50,130,968

Loss per share
Basic		(0.01)	(0.01)	(0.01)	(0.01)
Diluted		(0.01)	(0.01)	(0.01)	(0.01)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

2

Vox Royalty Corp. Unaudited Condensed Interim Consolidated Statements of Changes in Equity (Expressed in United States Dollars)

	Note	Number of Shares	Share Capital	Equity Reserves	Deficit	Total Equity
		#	$	$	$	$
Balance, January 1, 2024		49,985,102	67,889,465	4,157,153	(27,122,948)	44,923,670
Share issue costs		-	(24,003)	-	-	(24,003)
Dividends declared		-	-	-	(1,204,345)	(1,204,345)
Shares issued – dividends reinvestment plan		24,491	48,334	-	-	48,334
Settlement of RSUs		230,652	617,321	(617,321)	-	-
Share-based compensation		-	-	1,391,659	-	1,391,659
Net loss and comprehensive loss		-	-	-	(574,975)	(574,975)

Balance, June 30, 2024		50,240,245	68,531,117	4,931,491	(28,902,268)	44,560,340

Balance, January 1, 2025		50,658,776	69,528,762	4,722,776	(31,191,339)	43,060,199
Share issue costs		-	(2,241)	-	-	(2,241)
Dividends declared	9	-	-	-	(1,268,883)	(1,268,883)
Shares issued – dividends reinvestment plan	9	3,740	9,152	-	-	9,152
Settlement of RSUs	10	93,855	220,631	(220,631)	-	-
Share-based compensation	10	-	-	1,277,538	-	1,277,538
Net loss and comprehensive loss		-	-	-	(747,097)	(747,097)

Balance, June 30, 2025		50,756,371	69,756,304	5,779,683	(33,207,319)	42,328,668

See accompanying notes to the unaudited condensed interim consolidated financial statements.

3

Vox Royalty Corp. Unaudited Condensed Interim Consolidated Statements of Cash Flows (Expressed in United States Dollars)

	Note	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
		$	$	$	$
Cash flows from operating activities
Net loss for the period		(387,957)	(333,588)	(747,097)	(574,975)
Adjustments for:
Deferred tax expense (recovery)	17	49,311	23,564	(3,649)	174,515
Foreign exchange gain on cash and cash equivalents		7,767	3,734	24,566	12,993
Share-based compensation	10, 13	670,582	736,388	1,254,916	1,391,659
Interest and finance expenses	6	182,564	80,207	267,952	153,912
Amortization	7	45,885	45,885	91,770	91,770
Depletion	5	1,018,232	732,129	1,803,354	1,200,502
		1,586,384	1,288,319	2,691,812	2,450,376
Changes in non-cash working capital:
Accounts receivable		(80,428)	(36,254)	(68,972)	196,704
Prepaid expenses		122,668	41,139	(2,673)	134,113
Accounts payable and accrued liabilities		202,819	133,410	(207,932)	(407,672)
Income taxes payable		(74,714)	582,817	383,308	848,063
Net cash flows from operating activities		1,756,729	2,009,431	2,795,543	3,221,584

Cash flows used in investing activities
Acquisition of royalties	5	(11,794,678)	(3,134,031)	(11,794,678)	(3,165,173)
Pre-acquisition royalty revenues	5	104,551	-	104,551	-
Restricted cash		-	25	-	34,280
Deferred royalty acquisitions	5	(14,930)	(6,016)	(14,930)	(6,016)
Net cash flows used in investing activities		(11,705,057)	(3,140,022)	(11,705,057)	(3,136,909)

Cash flows from (used in) financing activities
Proceeds from credit facility	6	11,700,000	-	11,700,000	-
Share issue costs		(402)	(24,003)	(2,241)	(24,003)
Transaction costs related to credit facility	6	-	(26,122)	(2,615)	(459,944)
Payments of interest on credit facility	6	(88,614)	(24,938)	(110,177)	(24,938)
Dividends paid	9	(628,657)	(553,128)	(1,233,179)	(1,102,964)
Net cash flows from (used in) financing activities		10,982,327	(628,191)	10,351,788	(1,611,849)

Increase (decrease) in cash and cash equivalents		1,033,999	(1,758,782)	1,442,274	(1,527,174)
Impact of foreign exchange on cash and cash equivalents		(7,767)	(3,734)	(24,566)	(12,993)
Cash and cash equivalents, beginning of the period		9,145,867	9,565,229	8,754,391	9,342,880

Cash and cash equivalents, end of the period		10,172,099	7,802,713	10,172,099	7,802,713

Supplemental cash flow information (Note 15)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

4

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024 (Expressed in United States Dollars)

1. Nature of operations

Vox Royalty Corp. (“Vox” or the “Company”) was incorporated under the Business Corporations Act (Ontario). The Company’s head office is located at 1499 West 120th Ave, Suite 110, Westminster, CO, 80234, USA. The Company’s registered office is 100 King Street West, Suite 5700, Toronto, ON, M5X 1C7, Canada. The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Stock Market LLC (“Nasdaq”), under the ticker symbol “VOXR”.

Vox is a mining royalty company focused on growing the size of its royalty asset portfolio through accretive acquisitions. Approximately 90% of the Company’s royalty assets by royalty count are located in Australia, Canada and the United States. In the near and medium-term, the Company is prioritizing acquiring royalties on producing or near-term producing assets (i.e. ranging from six months to three years from first production) to complement its existing portfolio of producing, development and exploration stage royalties.

2. Basis of preparation

(a) Statement of compliance

These unaudited condensed interim consolidated financial statements are prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and apply the same material accounting policy information and application as disclosed in the annual financial statements for the year ended December 31, 2024. They do not include all of the information and disclosures required by International Financial Reporting Standards (“IFRS”) for annual statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed interim consolidated financial statements. Operating results for the period ended June 30, 2025 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2025. For further information, see the Company’s annual financial statements including the notes thereto for the year ended December 31, 2024.

These unaudited condensed interim consolidated financial statements were reviewed, approved, and authorized for issue by the Company’s Board of Directors on August 13, 2025.

(b) Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. These unaudited condensed interim consolidated financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company and its four wholly-owned subsidiaries.

(c) Principles of consolidation

These unaudited condensed interim consolidated financial statements incorporate the accounts of the Company and its wholly-owned subsidiaries: Vox Royalty USA Ltd. (Delaware, USA); Vox Royalty Cayman SEZC (Cayman Islands, incorporated subsequent to June 30, 2025); SilverStream SEZC (Cayman Islands), which in turn owns all of the shares of Vox Royalty Australia Pty Ltd. (Australia) and Vox Royalty Canada Ltd. (Ontario, Canada).

Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

(d) Recent accounting pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments have an effective date of later than December 31, 2025, with earlier application permitted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

3. Significant judgments, estimates and assumptions

The preparation of the Company’s unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the unaudited condensed interim consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. The unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impact of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences.

5

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024 (Expressed in United States Dollars)

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where the assumptions and estimates are significant to the consolidated financial statements were the same as those applied to the Company’s annual financial statements for the year ended December 31, 2024.

4. Accounts receivable

	June 30, 2025	December 31, 2024
	$	$
Royalties receivable	2,979,736	2,897,870
Sales tax recoverable	6,916	19,810

	2,986,652	2,917,680

Royalties receivable represents amounts that are generally collected within 45 days of quarter-end.

5. Royalty interests

As at and for the six months ended June 30, 2025:

		Cost			Accumulated Depletion
Royalty	Country	Opening	Additions	Ending	Opening	Depletion	Ending	Carrying Amount
		$	$	$	$	$	$	$
Wonmunna	Australia	15,211,023	-	15,211,023	(4,594,445)	(859,286)	(5,453,731)	9,757,292
Kanmantoo	Australia	-	11,712,749	11,712,749	-	(236,631)	(236,631)	11,476,118
Royalty portfolio	Australia	5,205,731	-	5,205,731	-	-	-	5,205,731
Janet Ivy	Australia	4,457,600	-	4,457,600	(582,117)	(241,656)	(823,773)	3,633,827
Castle Hill portfolio	Australia	3,139,531	-	3,139,531	(47,292)	(342,233)	(389,525)	2,750,006
Koolyanobbing	Australia	2,649,738	-	2,649,738	(1,922,675)	-	(1,922,675)	727,063
South Railroad	USA	2,316,757	-	2,316,757	(167,999)	(5,878)	(173,877)	2,142,880
Limpopo	South Africa	1,150,828	-	1,150,828	-	-	-	1,150,828
Bowdens	Australia	1,130,068	-	1,130,068	-	-	-	1,130,068
Bullabulling	Australia	953,349	-	953,349	-	-	-	953,349
Goldlund	Canada	1,258,810	-	1,258,810	-	-	-	1,258,810
Brits	South Africa	764,016	-	764,016	-	-	-	764,016
Otto Bore	Australia	583,612	-	583,612	(10,155)	(33,826)	(43,981)	539,631
Lynn Lake (MacLellan)	Canada	873,088	-	873,088	-	-	-	873,088
Bulong	Australia	544,957	-	544,957	(16,222)	(67,106)	(83,328)	461,629
Dry Creek	Australia	475,723	-	475,723	(114,392)	-	(114,392)	361,331
Sulfur Springs/ Kangaroo Caves	Australia	467,983	-	467,983	-	-	-	467,983
Pedra Branca	Brazil	450,131	-	450,131	-	-	-	450,131
Ashburton	Australia	355,940	-	355,940	-	-	-	355,940
Anthiby Well	Australia	311,742	-	311,742	-	-	-	311,742
Cardinia	Australia	302,850	-	302,850	-	-	-	302,850
Brauna	Brazil	262,328	-	262,328	(108,152)	(16,738)	(124,890)	137,438
Montanore	USA	61,572	-	61,572	-	-	-	61,572
Mt Ida	Australia	210,701	-	210,701	-	-	-	210,701
Other	Australia	1,768,873	-	1,768,873	(29,842)	-	(29,842)	1,739,031
Other	Canada	624,919	-	624,919	-	-	-	624,919
Other	Peru	45,609	-	45,609	-	-	-	45,609

Total		45,577,479	11,712,749	57,290,228	(7,593,291)	(1,803,354)	(9,396,645)	47,893,583

6

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024 (Expressed in United States Dollars)

Total royalty interests include carrying amounts in the following countries:

	June 30, 2025	December 31, 2024
	$	$
Australia	40,384,292	30,452,281
Canada	2,756,817	2,756,817
USA	2,204,452	2,210,330
South Africa	1,914,844	1,914,844
Brazil	587,569	604,307
Peru	45,609	45,609

	47,893,583	37,984,188

Royalties acquired during the six months ended June 30, 2025

On May 15, 2025, the Company completed the acquisition of the producing Kanmantoo copper-gold royalty for a purchase price net of pre-acquisition royalties received by Vox of $11,712,749. The net purchase price of $11,712,749 comprised the following:

•	Cash consideration of $11,700,000 paid to the royalty seller;
•	Legal and professional fees of $$94,678;
•	Share-based compensation of $22,622; and
•	Reduced for the royalty revenues earned for the period May 1, 2025 to May 14, 2025 of $104,551.

Deferred royalty acquisitions

Deferred royalty acquisitions as at June 30, 2025 of $26,987 (December 31, 2024 - $Nil) relates to costs incurred prior to the execution and closing of a royalty acquisition. Deferred royalty acquisition costs are reallocated to royalty interests upon signing of a definitive agreement. If management determines not to proceed with a proposed acquisition, the deferred costs are expensed as project evaluation expenses.

6. Credit facility

On January 16, 2024, the Company entered into a definitive credit agreement with the Bank of Montreal (“BMO”) providing for a $15,000,000 secured revolving credit facility (the “Facility”). The Facility includes an accordion feature which provides for an additional $10,000,000 of availability, subject to certain conditions. The Facility, secured against the assets of the Company, is available for general corporate purposes, acquisitions, and investments, subject to certain limitations. At the Company’s election, amounts drawn on the Facility bear interest at either (i) a rate determined by reference to the U.S. dollar base rate plus a margin of 1.5% to 2.5% per annum, or (ii) the secured overnight financing rate plus a margin of 2.60% to 3.60% per annum. The undrawn portion of the Facility is subject to a standby fee of 0.5625% to 0.7875% per annum, all of which is dependent on the Company’s leverage ratio (as defined in the credit agreement with BMO dated January 16, 2024). The Facility has a maturity date of December 31, 2026, and is extendable one-year at a time through mutual agreement between Vox and BMO. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As at June 30, 2025, Vox was in compliance with all such covenants.

The following summarizes the outstanding balance under the Facility as at June 30, 2025 and December 31, 2024:

	June 30, 2025	December 31, 2024
	$	$
Balance, beginning of period	-	-
Borrowings	11,700,000	-

Balance, end of period	11,700,000	-

On May 14, 2025, the company initiated an initial drawdown of $11,700,000 under the BMO Facility. The proceeds were allocated to the acquisition of the Kanmantoo copper-gold royalty.

Subsequent to June 30, 2025, the Company repaid $5,000,000 of the outstanding Facility balance.

7

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024 (Expressed in United States Dollars)

The following summarizes the change in other assets as at June 30, 2025 and December 31, 2024:

	June 30, 2025	December 31, 2024
	$	$
Balance, beginning of period	279,491	271,029
Facility transaction costs incurred during the period	-	234,470
Amortization of Facility transaction costs	(128,589)	(226,008)

Balance, end of period	150,902	279,491

The following summarizes the interest and finance expenses for the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
	$	$	$	$
Amortization of Facility transaction costs	64,295	58,879	128,589	107,646
Interest expense on Facility	118,269	21,328	139,363	46,266

	182,564	80,207	267,952	153,912

7. Intangible assets

Intangible assets are comprised of the Mineral Royalties Online (“MRO”) royalty database.

Database
$
Cost at:
December 31, 2024	1,837,500
June 30, 2025	1,837,500

Accumulated amortization at:
December 31, 2024	848,869
Amortization	91,770
June 30, 2025	940,639

Net book value at:
December 31, 2024	988,631
June 30, 2025	896,861

8. Accounts payable and accrued liabilities

	June 30, 2025	December 31, 2024
	$	$
Trade payables	123,585	118,481
Sales tax payable	563,603	487,901
Accrued liabilities	534,015	784,125

	1,221,203	1,390,507

9. Share capital

Authorized

The authorized share capital of the Company is an unlimited number of common shares without par value.

The number of common shares issued and outstanding as at June 30, 2025 and at December 31, 2024 is as follows:

	June 30, 2025	December 31, 2024
	$	$
Issued and outstanding: 50,756,371 (December 31, 2024: 50,658,776) common shares	69,756,304	69,528,762

8

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024 (Expressed in United States Dollars)

Share repurchase program

On March 12, 2025, the Board of Directors of the Company approved the renewal of a Share Repurchase Program (“SRP”) for the repurchase of up to $1,500,000 of its common shares. The SRP is structured to comply with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The SRP is administered through an independent broker.

Repurchases under the SRP may be made at times and in amounts as the Company deems appropriate and may be made through open market transactions at prevailing market prices, privately negotiated transactions or by other means in accordance with securities laws in the United States. The actual timing, number and value of repurchases under the SRP will be determined by management in its discretion and will depend on a number of factors, including market conditions, stock price and other factors. The SRP may be suspended or discontinued at any time. Open market repurchases will only be made outside of Canada through the facilities of the Nasdaq or any alternative open market in the United States, as applicable.

The Company did not repurchase any shares under the SRP during the six months ended June 30, 2025.

Loss per share (“LPS”)

For the three and six months ended June 30, 2025 and 2024, no stock options, warrants and RSUs were excluded in the computation of diluted LPS due to being anti-dilutive.

Dividends

The following table provides details on the dividends declared for the six months ended June 30, 2025.

Declaration date	Dividend per common share	Record date	Payment date	Dividends declared
	$			$
February 20, 2025	0.0125	March 31, 2025	April 14, 2025	634,426
May 15, 2025	0.0125	June 30, 2025	July 14, 2025	634,457

	0.0250			1,268,883

On March 18, 2024, the Company adopted a Dividend Reinvestment Plan (“DRIP”). The DRIP provides eligible shareholders of Vox with the opportunity to have all, or a portion of any cash dividends declared on common shares by the Company automatically reinvested into additional common shares, without paying brokerage commissions. Based on the current terms of the DRIP, the common shares are issued under the DRIP at a 5% discount to the average market price, as defined in the DRIP.

Total dividends paid for the six months ended June 30, 2025, included $9,152 paid in shares through the dividend reinvestment program, being 3,740 common shares issued at a discount rate of 5%.

10. Equity reserves

Options

The Company maintains an omnibus long-term incentive plan dated June 8, 2023 (the “Plan”) whereby certain key employees, officers, directors and consultants may be granted options to acquire common shares of the Company. The exercise price, expiry date, and vesting terms are determined by the Board of Directors. The Plan permits the issuance of options which, together with the Company’s other share compensation arrangements, may not exceed 10% of the Company’s issued common shares as at the date of grant.

The following summarizes the stock option activity for the six months ended June 30, 2025 and 2024:

	June 30, 2025		June 30, 2024
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of period	1,346,838	3.70	1,347,398	3.70
Granted	-	-	240,000	4.16
Cancelled	-	-	(240,560)	4.16

Outstanding, end of period	1,346,838	3.70	1,346,838	3.70

Exercisable, end of period	1,346,838	3.70	1,226,838	3.66

9

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024 (Expressed in United States Dollars)

The following table summarizes information of stock options outstanding as at June 30, 2025:

		Options Outstanding		Options Exercisable
Expiry date	Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable	Weighted average remaining contractual life
	C$	#	Years	#	Years
June 30, 2026	3.25	680,703	1.00	680,703	1.00
March 9, 2027	4.16	666,135	1.69	666,135	1.69

		1,346,838	1.34	1,346,838	1.34

Restricted Share Unit Plan

Each of the Company’s omnibus long-term incentive plan dated May 19, 2020, which was replaced by the Plan, provide that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants non-transferable RSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to settle vested RSUs in cash or equity. All RSU agreements entered into by the Board of Directors from the date of incorporation through June 30, 2025, do not give the Company or the holder the option to settle in cash and can only be equity settled. As the Company does not have a present obligation to settle the issued RSUs in cash, the RSUs issued have been treated as equity-settled instruments and measured at the grant date fair value.

During the six months ended June 30, 2025:

•	829,915 RSUs were granted to directors, officers and employees. The RSUs granted vest in 25% increments on each of July 2, 2025, January 2, 2026, July 2, 2026, and January 2, 2027.
•	18,095 RSUs were granted to an employee and vest on September 16, 2025.

The share-based compensation expense related to RSU grants is recorded over the vesting period.

The following summarizes the RSU activity for the six months ended June 30, 2025 and 2024:

	June 30, 2025		June 30, 2024
	Number	Weighted average fair value	Number	Weighted average fair value
	#	$	#	$
Outstanding, beginning of period	1,309,061	2.23	952,018	2.62
Granted	848,010	2.28	968,448	1.99
Exercised	(93,855)	2.35	(230,652)	2.68

Outstanding, end of period	2,063,216	2.24	1,689,814	2.26

Vested, end of period	962,939	2.27	761,591	2.43

Warrants

During the six months ended June 30, 2024, 6,407,883 warrants expired, unexercised.

11. General and administration

The Company’s general and administration expenses incurred for the three and six months ended June 30, 2025 and 2024 are as follows:

	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
	$	$	$	$
Corporate administration	320,198	293,039	574,639	561,516
Professional fees	98,627	102,916	215,728	206,568
Salaries and benefits	606,265	640,752	1,283,246	1,302,893
Director fees	40,150	36,479	80,280	66,458
Amortization	45,885	45,885	91,770	91,770

	1,111,125	1,119,071	2,245,663	2,229,205

10

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024 (Expressed in United States Dollars)

12. Other income

The Company’s other expenses for the three and six months ended June 30, 2025 and 2024 are as follows:

	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
	$	$	$	$
Interest income	106,262	124,531	198,546	246,182
Foreign exchange recovery (expense)	93,946	24,469	75,395	(133,276)

	200,208	149,000	273,941	112,906

13. Related party transactions

Related parties include the Company’s Board of Directors and management, as well as close family and enterprises that are controlled by these individuals and certain persons performing similar functions. Other than indicated below, the Company entered into no related party transactions during the three and six months ended June 30, 2025 and 2024.

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company. Key management personnel include the Company’s Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, and former EVP – Australia.

The remuneration of directors and other members of key management personnel during the three and six months ended June 30, 2025 and 2024 are as follows:

	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
	$	$	$	$
Short-term employee benefits	480,253	530,542	1,052,271	1,068,879
Share-based compensation	607,480	668,817	1,137,324	1,264,181

	1,087,733	1,119,359	2,189,595	2,333,060

14. Commitments and contingencies

The Company is, from time to time, involved in legal proceedings of a nature considered normal to its business. Other than as noted below, the Company believes that none of the litigation in which it is currently involved or have been involved with during the period ended June 30, 2025, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

Litigation matter

Mt Ida

Vox Australia filed a writ and statement of claim in the Supreme Court of Western Australia against Aurenne MIT Pty Ltd (“Aurenne”) on November 8, 2024, in respect of the Mt Ida royalty asset. On May 28, 2025, Vox Australia discontinued its claim in the Supreme Court of Western Australia after reaching a settlement agreement with Aurenne, which included Vox obtaining a deed of assignment and assumption for the Aurenne royalty executed by Aurenne.

Red Hill

Vox Australia was served with a writ of summons and statement of claim in the Supreme Court of Western Australia pursuant to which Vox Australia has been named as a second defendant.

The plaintiff alleges, among other things, that the first defendant breached its obligations to the plaintiff in connection with the assignment of the Red Hill royalty to Vox Australia in September 2023 on the basis that the plaintiff had a right of first refusal. The plaintiff is seeking declaratory relief in respect of the assignment of the first defendant’s royalty to Vox Australia, or alternatively, damages. Vox Australia acquired the Red Hill royalty as part of a portfolio of nine royalties from the first defendant for a combination of A$6,750,000 in cash and non-cash consideration comprised of Vox providing ongoing royalty related services to the first defendant.

Each of the defendants deny that the purported right of first refusal applied in the circumstances. The Company will take all appropriate steps to defend the action. As at June 30, 2025, the proceeding is ongoing.

11

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024 (Expressed in United States Dollars)

Titan

During the year ended December 31, 2023, the Company and SilverStream became aware that the operator of the Jaw, Phoebe, Cart and Colossus exploration projects did not renew all or substantially all of the relevant mining concessions and therefore the Peruvian Ministry of Energy and Mining extinguished the mining concessions. As a result, the Company fully impaired the four royalties as of December 31, 2023, and the carrying value of the investment of $1,000,000 was reduced to $nil. The Company has filed a statement of claim in the Supreme Court of Western Australia, as discussed below, against the operator of the Jaw, Phoebe, Cart and Colossus exploration projects. Pursuant to the original agreement signed with the operator on July 15, 2021, if any of the four exploration projects became relinquished within three years of signing the original agreement, the operator must promptly provide Vox with a replacement royalty for each relinquished royalty and with each replacement royalty having a value of at least $250,000. To the extent Vox is granted one or more replacement royalties, the Company expects to reverse up to $1,000,000 of the 2023 impairment charge, which would increase net income by the equivalent amount. During the six months ended June 30, 2025, no replacement royalties have been granted.

SilverStream filed a writ and statement of claim in the Supreme Court of Western Australia against Titan Minerals Limited (“Titan”) on February 23, 2024, along with an amended writ and statement of claim on March 28, 2024, in respect of the Jaw, Phoebe, Cart and Colossus exploration projects. SilverStream is seeking to enforce its rights to be issued replacement royalties and/or damages in respect of Titan’s failure to maintain certain mining concessions in Peru in accordance with various royalty deeds entered into between Titan and SilverStream in 2021. As at June 30, 2025, the proceeding is ongoing.

Commitments

The Company or affiliates of the Company are committed to minimum annual lease payments for its premises and certain consulting agreements, as follows:

July 1, 2025 to June 30, 2026
$
Leases	3,872
Consulting agreements	58,797

62,669

Contingencies

The Company or affiliates of the Company are responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Limpopo(1)(3)	6,523,492
Brits(1)(4)	1,250,000
Bullabulling(2)(5)	655,941
Koolyanobbing(6)	327,970
El Molino(7)	450,000
Uley(1)(8)	144,307
Other(9)	91,622

9,443,332

(1)	The milestone payments may be settled in either cash or common shares of the Company, at the Company’s election.
(2)	The milestone payments may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election
(3)

Milestone payments include: (i) C$1,500,000 upon cumulative royalty receipts from Limpopo exceeding C$500,000; (ii) C$400,000 upon cumulative royalty receipts from Limpopo exceeding C$1,000,000; and (iii) C$7,000,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000,000.

(4)

Milestone payments include: (i) $1,000,000 once 210,000t have been mined over a continuous six-month period, and (ii) a further $250,000 once 1,500,000t have been mined over a rolling 3-year time horizon.

(5)

Milestone payments include: (i) A$500,000 upon the Operator receiving approval of a mining proposal from the West Australian Department of Mines, Industry Regulation and Safety; and (ii) A$500,000 upon the Company receiving first royalty revenue receipt from the Bullabulling project.

(6)	Milestone payment due upon achievement of cumulative 5Mdmt of ore processed.
(7)	Milestone payment due upon registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.
(8)	Milestone payment due upon commencement of commercial production.
(9)	Milestone payment due upon (i) the exercise of a separate third-party option agreement, (ii) the issuance of the royalty to the previous royalty owner, and (iii) the assignment of the royalty to Vox.

12

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024 (Expressed in United States Dollars)

15. Supplemental cash flow information

	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
	$	$	$	$
Change in accrued other assets	-	(24,594)	(2,615)	(271,029)
Change in accrued deferred royalty acquisitions	(3,438)	10	12,057	12,940
Change in accrued royalty interests	-	5,500	-	5,500
Change in accrued interest expense on Facility	29,655	(3,610)	29,186	21,328
Change in accrued share issue costs	-	(23,599)	-	-

16. Segment information

For the six months ended June 30, 2025 and 2024, the Company operated in one reportable segment being the acquisition of royalty interests.

For the three and six months ended June 30, 2025 and 2024, revenues generated from each geographic location is as follows:

	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
	$	$	$	$
Australia	2,749,035	2,839,117	5,396,544	5,701,312
Brazil	16,110	-	33,290	4,812
USA	-	-	15,505	15,505

Total	2,765,145	2,839,117	5,445,339	5,721,629

The Company has the following non-current assets in seven geographic locations:

	June 30, 2025	December 31, 2024
	$	$
Australia	40,384,292	30,452,281
Canada	2,934,706	3,036,308
USA	2,204,452	2,210,330
South Africa	1,914,844	1,914,844
Cayman Islands	896,861	988,631
Brazil	587,569	604,307
Peru	45,609	45,609

Total	48,968,333	39,252,310

17. Income taxes

For the three and six months ended June 30, 2025 and 2024, income tax recognized in net loss and comprehensive loss is comprised of the following:

	Three months ended June 30, 2025	Three months ended June 30, 2024	Six months ended June 30, 2025	Six months ended June 30, 2024
	$	$	$	$
Current tax expense	178,517	587,235	682,493	1,178,386
Deferred tax expense (recovery)	49,311	23,564	(3,649)	174,515

Income tax expense	227,828	610,799	678,844	1,352,901

18. Financial instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the six months ended June 30, 2025, and the year ended December 31, 2024.

13

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024 (Expressed in United States Dollars)

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and royalty receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its royalty receivable balances. The Company’s royalty receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Vox’s royalty portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account the anticipated cash flows from operations and holding of cash and cash equivalents. As at June 30, 2025, the Company had cash and cash equivalents of $10,172,099 (December 31, 2024 - $8,754,391) and working capital of $10,483,136 (December 31, 2024 - $9,234,339).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net loss due to currency fluctuations include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and income taxes payable denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian-denominated monetary assets and liabilities at June 30, 2025, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net loss and other comprehensive loss by $418,000.

Interest rate risk

The Company is exposed to interest rate risk due to the Facility being subject to floating interest rates. The Company monitors its exposure to interest rates. During the period ended June 30, 2025, a 1% increase (decrease) in nominal interest rates would have increased (decreased) net loss and other comprehensive loss by approximately $75,000.

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious, base and/or ferrous metals. The price of precious, base and ferrous metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities, and income taxes payable on the unaudited condensed interim consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at June 30, 2025 and December 31, 2024, the Company does not have any financial instruments measured at fair value after initial recognition.

14

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2025 and 2024 (Expressed in United States Dollars)

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalty interests, while optimizing its capital structure by balancing debt and equity. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and discretionary business development opportunities. As at June 30, 2025, the capital structure of the Company consists of $42,328,668 (December 31, 2024 - $43,060,199) of total equity, comprising of share capital, equity reserves, and deficit.

The Company is not subject to any externally imposed capital requirements other than as disclosed for the Facility.

19.Subsequent events

On July 14, 2025, the Company repaid $5,000,000 of the outstanding balance owing under the Facility.

On August 13, 2025, the Board of Directors of the Company declared a quarterly dividend of $0.0125 per common share payable on October 14, 2025, to shareholders of record as of the close of business on September 30, 2025.

15